The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

March 28, 2013

VIA EDGAR Edward P. Bartz Staff Attorney U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	HMS Income Fund, Inc.
Registration Statement on Form N-2, as amended
File No. 333-178548

Dear Mr. Bartz:

HMS Income Fund, Inc. (the “Company”) filed Post-Effective Amendment No. 3 to the Registration Statement (“Post-Effective Amendment No. 3”) under the Securities Act of 1933 (the “Securities Act”) via EDGAR as a POS 8C filing on March 28, 2013. The Registration Statement relates to the continuous offering of up to 150,000,000 shares of the Company’s common stock under Rule 415 of the Securities Act.

The Company respectfully requests that the staff of the Securities and Exchange Commission afford Post-Effective Amendment No. 3 selective review in accordance with Securities Act Release No. 33-6510 (February 15, 1984). The disclosure contained in Post-Effective Amendment No. 3 is substantially similar to the disclosure contained in the Company's Pre-Effective Amendment No. 4 to the Registration Statement filed on June 4, 2012 that was declared effective on June 4, 2012 (the “Old Registration Statement”). Post-Effective Amendment No. 3 has been updated primarily to include the audited financial statements for the year-ended December 31, 2012, as well as related information for the year ended December 31, 2012. Additionally, Post-Effective Amendment No. 3 updates certain items in the Old Registration Statement, which items have already been included in filings made pursuant to the Securities Exchange Act of 1934 and prospectus supplements filed since the Old Registration Statement.

If you have any questions or comments regarding the foregoing, please feel free to contact me via phone at (901) 543-5901 or via email at jgood@bassberry.com.

Sincerely,

/s/ John A. Good

John A. Good

bassberry.com